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Gary "Pearson" Pearson · 2nd

CFO at StadiumDrop

Dallas-Fort Worth Metroplex · 500+ connections · Contact info

StadiumDrop

Rocky Mountain College

Experience

CFO - Chief Financial Officer

StadiumDrop

Oct 2020 – Present · 7 mos

Frisco, Texas, United States

CFO of Stadium Drop, a successfully-launched technology company providing in-seat concession services during collegiate sports activities.

Director Of Business Development

AOS Engineering, LLC

Oct 2017 – Aug 2020 · 2 yrs 11 mos

Plano, Texas

Responsible for managing the business development and marketing efforts to ensure consistent growth across all channels.

Vice President of Sales and Marketing

Office Interiors Group (OIG)

2009 – 2017 · 8 yrs

Carrollton, Texas

Established and developed extensive relationships with both clients and manufacturers from

coast to coast representing facility services, installation services and office furniture sales.

Education

Rocky Mountain College
Accounting and Business/Management
1989 – 1991
Activities and Societies: Football Team, Big Brother Big Sisters of America

Hinds Community College
Accounting and Finance
1987 – 1989
Activities and Societies: Football Team, Track Team and Fellowship of Christian Athletes

St. Joseph Catholic School
1984 – 1987

Volunteer experience

Founder
The Pearson Project
Apr 2012 – Present • 9 yrs 1 mo
Social Services

The Pearson Project is an official 501c3 that provides food, clothing and items needed to survive on the streets of Dallas Texas.

For more information go to www.thepearsonproject.org

President
380 YOUTH SPORTS ORGANIZATION
2016 – Present • 5 yrs
Children

Head Baseball Coach
380 YOUTH SPORTS ORGANIZATION
2015 – Present • 6 yrs
Children

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